UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number: 333-122584

Secunda International Limited

One Canal Street

Dartmouth, Nova Scotia

B2Y 2W1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Secunda International Limited Unaudited Condensed Consolidated Financial

Statements

for the Three Months and Nine Months Ended March 31, 2006

Secunda International Limited

Consolidated Unaudited Balance Sheets

Denominated in Canadian Dollars

	March 31 2006	June 30 2005
Assets
Current
Cash	$4,680,954	$3,551,575
Receivables	11,493,355	8,836,650
Prepaid expenses	1,097,083	1,356,778

	17,271,392	13,745,003

Vessels, equipment and property, net	201,025,096	186,483,464
Vessel purchase deposit (Note 8)	4,085,975	—
Other assets	15,443,350	16,716,746
Deferred tax assets	8,057,123	7,256,592

	$245,882,936	$224,201,805

Liabilities
Current
Payables and accruals	$9,002,397	$11,348,793
Accrued interest	3,980,178	3,619,820
Deferred revenue and vessel charter deposit	3,115,890	—
Current portion of long term debt	30,771,881	13,622,721

	46,870,346	28,591,334

Long term debt, net (Note 3)	167,223,477	169,553,968
Deferred tax liabilities	5,120,614	3,270,127

	219,214,437	201,415,429

Commitments (Note 8)
Contingencies (Note 9)

Shareholder’s Equity
Preference stock – Class A, par value $0.22 redeemable and retractable, on demand, at $10,000 per share, non-cumulative and non-participating – authorized 100 shares; nil issued and outstanding	—	—
Preference stock – Class B, par value $0.01 redeemable and retractable, on demand at par, non-cumulative and non-participating - authorized 100 shares; nil issued and outstanding	—	—
Preference stock – Class C, par value $1,000 redeemable and retractable at par, non-cumulative and non-participating - authorized 10,000 shares; nil and 1,010 issued and outstanding at March 31, 2006 and June 30, 2005, respectively.	—	—
Common stock - no par value, - authorized 40,000 shares; 1,001 shares issued and outstanding (Note 6)	410	410
Retained earnings (Note 6)	26,668,089	22,785,966

	26,668,499	22,786,376

	$245,882,936	$224,201,805

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Secunda International Limited

Consolidated Unaudited Statements of Operations

Denominated in Canadian Dollars

	Three months ended		Nine months ended
	March 31 2006	Restated March 31 2005	March 31 2006	Restated March 31 2005
Total revenues	$23,117,874	$18,494,004	$69,610,604	$50,500,070

Costs and expenses
Operating expenses	11,946,313	12,649,240	34,658,011	30,548,194
Depreciation and amortization	4,223,482	3,685,887	12,182,094	10,439,794
Lease expense	—	—	—	730,162
Capital taxes	146,585	80,704	468,163	344,423
General and administrative	1,808,949	1,323,911	5,240,257	3,866,608

	18,125,329	17,739,742	52,548,525	45,929,181

	4,992,545	754,262	17,062,079	4,570,889

Other income (loss) (Note 5)	37,057	(625,010)	6,592,785	12,434,212

Debt breakage and deferred finance cost write off	—	—	—	5,047,672
Interest expense	5,889,382	4,821,542	16,631,894	12,429,798

	5,889,382	4,821,542	16,631,894	17,477,470

Earnings (loss) from continuing operations before income taxes	(859,780)	(4,692,290)	7,022,970	(472,369)

Income taxes (recovery) (Note 2)	(813,447)	(568,916)	1,420,847	(1,411,463)

Earnings (loss) from continuing operations	(46,333)	(4,123,374)	5,602,123	939,094

Discontinued operations (Note 10)
Earnings before income taxes from discontinued operations	—	198,274	—	181,176
Income taxes	—	75,582	—	69,064

Earnings from discontinued operations	—	122,692	—	112,112

Net earnings (loss)	$(46,333)	$(4,000,682)	$5,602,123	$1,051,206

Earnings (loss) per share (Note 2)
Basic
Continuing operations	$(46)	$(4,120)	$5,597	$938

Discontinued operations	$—	$123	$—	$112

Total	$(46)	$(3,997)	$5,597	$1,050

Diluted
Continuing operations	$(46)	$(4,120)	$5,597	$938

Discontinued operations	$—	$123	$—	$112

Total	$(46)	$(3,997)	$5,597	$1,050

Weighted average basic and diluted shares outstanding	1,001	1,001	1,001	1,001

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Secunda International Limited

Consolidated Unaudited Statements of Cash Flows

Denominated in Canadian Dollars

	Three months ended		Nine months ended
	March 31 2006	Restated March 31 2005	March 31 2006	Restated March 31 2005
Cash derived from (applied to)
Operating
Net earnings (loss)	$(46,333)	$(4,000,682)	$5,602,123	$1,051,206
Depreciation and amortization	4,223,482	3,687,125	12,182,094	10,443,031
Amortization of discount on Senior Secured Notes	56,961	51,602	169,155	122,441
Amortization of deferred financing costs	215,629	171,974	615,035	448,837
Write off deferred finance costs and other	—	(22,578)	—	2,275,316
Provision for (recovery of) deferred taxes (Note 2)	(1,171,706)	(855,006)	1,049,956	(1,990,421)
Expenditures for drydocking and maintenance capital	(476,069)	(1,132,260)	(2,886,751)	(3,818,778)
Non-cash settlement of receivable	—	(577,647)	—	(4,022,167)
Deferred vessel preparation costs (Note 4)	18,724	—	(582,515)	—
Translation of foreign currency denominated debt	186,200	750,000	(7,481,000)	(11,793,750)
Impairment of long-lived asset (Note 5)	—	—	1,063,344	—
(Loss) gain on disposal of assets	4,503	(22,649)	4,503	(30,974)

	3,011,391	(1,950,121)	9,735,944	(7,315,259)
Change in operating assets and liabilities
Trade accounts and other receivables	790,429	(2,911,680)	(1,990,277)	(5,842,760)
Inventory	—	(29,084)	—	(21,218)
Prepaid expenses	423,352	(189,195)	259,695	(2,049,178)
Payables and other accruals	(825,547)	1,701,173	(2,346,396)	3,956,946
Accrued interest payable	143,841	(1,683,379)	360,358	2,248,004
Accrued lease payable	—	—	—	(1,142,428)
Deferred revenue and vessel charter deposit	(30,061)	1,673,848	3,115,890	1,673,848

Cash derived from (used for) operating activities	3,513,405	(3,388,438)	9,135,214	(8,492,045)

Investing
Advances from companies related to shareholder	143	230,716	143	230,716
Advances from (to) companies related to shareholder	888	21,949	—	(4,576)
Advances from Parent company	2,200	—	1,787	—
Advances to Parent company	—	(4,737)	—	(82,763)
Issue of sales type lease and note receivable	—	(375,000)	—	(375,000)
Proceeds from sales type lease and note receivable	9,375	6,250	199,903	18,750
Proceeds from sale of property & equipment	1,660,250	375,000	1,660,250	375,000
Payment of vessel purchase deposit	(4,085,975)	—	(4,085,975)	—
Purchase of vessels, equipment and property	(405,344)	(2,413,035)	(27,188,189)	(31,302,678)

Cash (used for) investing activities	(2,818,463)	(2,158,857)	(29,412,081)	(31,140,551)

Financing
Proceeds from long term debt	4,000,000	6,500,000	40,321,998	170,224,219
Repayment of long term debt	(6,765,238)	(380,581)	(18,191,483)	(114,316,590)
Debt issue costs	(6,012)	(22,277)	(198,124)	(7,771,320)
Initial public offering costs	57,718	—	(526,145)	—
Redemption of retractable preferred shares	—	—	—	(1,000,001)
Dividends (Note 6)	—	(400,000)	—	(5,899,999)

Cash (used for) derived from financing activities	(2,713,532)	5,697,142	21,406,246	41,236,309

Net increase/(decrease) in cash	(2,018,590)	149,847	1,129,379	1,603,713

Cash
Beginning of period	6,699,544	2,268,611	3,551,575	814,745

End of period	$4,680,954	$2,418,458	$4,680,954	$2,418,458

Taxes Paid	$—	$515,000	$—	$714,000

Interest Paid	$5,473,000	$6,294,000	$15,536,000	$9,623,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2006

1. Organization and Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information relating to our organization and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles has been condensed or omitted in these financial statements pursuant to such rules and regulations. However, we believe that the disclosures herein are adequate to make the information presented not misleading. The consolidated balance sheet at June 30, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. It is recommended that these unaudited consolidated financial statements be read in conjunction with the financial statements and notes thereto for the year ended June 30, 2005.

In the opinion of management, all adjustments, which include reclassification and normal recurring adjustments, necessary to present fairly the financial statements for the periods indicated have been made. All significant intercompany accounts and transactions between Secunda International Limited and it’s subsidiaries, including the issue of 1,010 Class C preference shares to a subsidiary (June 30, 2005 - only) have been eliminated.

2. Reclassifications and restatement

Certain previously reported amounts have been reclassified to conform to the fiscal 2006 presentation.

During the quarter ended June 30, 2005, it was determined that the tax rate being applied to tax effect the unrealized foreign exchange gain resulting from the translation of the Company’s Senior Secured Notes should be changed. As a result of this change, income taxes for the three months ended and nine months ended March 31, 2005 decreased by $186,375 and increased by $600,850, respectively, and earnings from continuing operations and net earnings increased by $186,375 and decreased by $600,850, respectively. In addition, earnings per share from continuing operations and in total increased by $186 and decreased by $600 for the three and nine months ended March 31, 2005 respectively.

3. Long term debt

On August 26, 2004, the Company issued $125.0 million USD of Senior Secured Notes. These Notes are non-amortizing, mature September 2012, were issued at a price of 98.5% and bear interest at LIBOR plus 800 basis points (12.60% at March 31, 2006), reset quarterly. The Senior Secured Notes pay interest quarterly on January 15, April 15, July 15 and October 15, commencing January 15, 2005 and have the following redemption provisions:

•	At any time prior to September 1, 2007, the Company may redeem up to 35% of the Notes at a redemption price (expressed as a percentage) equal to the sum of (i) 100% plus (ii) the interest rate per annum (expressed as a percentage) in effect on the date which notice is given, plus accrued interest and unpaid interest thereon, with net cash proceeds of certain equity offerings, as long as at least 65% of the aggregate principal amount of the notes issued pursuant to the indenture remains outstanding after the redemption.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2006

3. Long term debt (continued)

•	On or after September 1, 2006 the Company is entitled to redeem all or a portion of the Notes at the redemption prices (expressed in percentages of principal amounts) set out below for the 12 month period then commencing, plus accrued interest and unpaid interest thereon, if any:

September 1, 2006	104.0%
September 1, 2007	102.0%
September 1, 2008	101.0%
September 1, 2009 and thereafter	100.0%

•	On each August 1, from August 1, 2006 through August 1, 2011, the Company will be required to offer to purchase Notes in an aggregate principal amount of US$3.8 million for cash at 100% of the principal amount of the Notes, plus accrued and unpaid interest.

The Company is subject to certain covenants, including among others provisions limiting it’s, and certain subsidiaries’, ability to incur additional indebtedness or issue preferred stock, pay dividends to stockholders, make certain investments and sell certain assets.

The net proceeds from the above Notes were used to repay all of the Company’s long-term debt, capital and vessel operating lease obligations outstanding at that time, with the exception of the long-term debt associated with the vessel Bold Endurance, which had an outstanding balance in the amount $19.1 million as of March 31, 2006. This loan bears interest at Canadian Bankers Acceptance rate plus 4.88% (8.57% at March 31, 2006), is repayable monthly and matures in July 2013.

As security for the Senior Secured Notes, and the Revolving Senior Secured Bank Credit Facility, the Company has provided a first priority lien over 11 of its vessels (as specified in the loan indenture), assignment of charter hire pertaining to the 11 vessels and assignment of insurance proceeds pertaining to the 11 vessels. In addition, the Company has provided a first priority lien over all of the outstanding capital stock of each subsidiary of the Company which owns one or more of the 11 vessels or related vessel assets, or charters or arranges charters for one or more of the 11 vessels. The Company has also provided a first priority lien over all general intangibles owned or acquired by the Company or any of its subsidiaries necessary, exclusively used for, and in connection with the, ownership, expansion, operation, use, maintenance or sale or other disposition of any of the 11 vessels or other vessel assets.

As security for the long term debt associated with the vessel Bold Endurance, the Company has provided a first marine mortgage, and assignment of charter hire and insurance proceeds related to the vessel.

Concurrent with the offering of the Notes, the Company entered into a new $40 million Revolving Senior Secured Bank Credit Facility available for vessel acquisitions or, subject to a limit of $20.0 million for general and corporate purposes. This facility bears interest at LIBOR plus a margin of 1.75% to 3.25%, (7.07% at March 31, 2006) adjusted quarterly, based on the ratio of funded debt to EBITDA (a non-GAAP measure, as defined in the credit agreement). The revolving feature of the facility is in place until February 2007 at which time the then outstanding balance converts to a term loan with semi annual payments, equal to 4.1% of the outstanding balance at conversion, payable in August and February of each year, and final maturity in February 2012. At March 31, 2006 drawings against this facility totalled $24.1 million.

On November 14, 2005, the Company entered into a Vessel Acquisition Term Loan Facility agreement in an amount up to US$9.0 million for the financing of a vessel acquisition. On November 14, 2005, the Company made a single draw on this facility in the amount of US$8.0 million, which has become the maximum amount of the facility. The term loan is repayable in 10 equal semi-annual principal instalments, commencing May 14, 2007, bears interest at LIBOR, plus an adjustment related to a “reserve percentage” under regulations issued from time to time by the Federal Reserve Board, plus a margin of 3.75% (8.06% at March 31, 2006). As security for the loan the Company has provided a first marine mortgage, and an assignment of charter hire and insurance proceeds related to the acquired vessel.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2006

3. Long term debt (continued)

In connection with the Revolving Senior Secured Bank Credit Facility, and the Vessel Acquisition Term Loan Facility the Company is subject to a number of restrictions, including restrictions on incurring additional indebtedness, on declaring dividends, on creating liens on vessels, minimum EBITDA and working capital requirements, and collateral maintenance requirements.

Vessels with a total book value of $189.6 million have been pledged as security for all of the above noted facilities

On August 2, 2005, the Company entered into a loan agreement in the amount of $1.9 million for the financing of certain dynamic positioning system equipment. The loan is repayable in 10 equal semi-annual principal and interest installments, commencing February 2, 2006, bears interest at LIBOR plus 0.35% (3.22% at March 31, 2006) and is secured by way of promissory note. The outstanding balance at March 31, 2006 was $1.7 million.

As at March 31, 2006, the Company was in compliance with the covenants on all of its outstanding indebtedness.

4. Deferred vessel preparation costs

Incremental costs incurred that directly relate to preparation of a vessel for a bareboat charter are deferred and recognized over the primary charter term. If the charter is terminated prior to the end of the charter term, the remaining deferred amount will be immediately expensed.

5. Other income (loss), net

	Three months ended March 31		Nine months ended March 31
	2006	2005	2006	2005
Gain (loss) on disposal of assets	$(4,503)	$22,644	$(4,503)	$(2,091)
Impairment of long-lived asset	—	—	(1,063,344)	—
Foreign exchange gain (loss)	(16,816)	(677,237)	7,506,046	12,338,623
Interest	39,111	14,587	87,123	69,424
Other	19,265	14,996	67,463	28,256

	$37,057	$(625,010)	$6,592,785	$12,434,212

Included in foreign exchange gain (loss) for the three months ended March 31, 2006 and 2005 is $186,200 and $750,000, respectively, of translation loss on foreign currency denominated debt. Included in foreign exchange gain (loss) for the nine months ended March 31, 2006 and 2005 is $7,481,000 and $11,793,750, respectively, of translation gain on foreign currency denominated debt.

Impairment of long-lived asset during the nine months ended March 31, 2006 relates to the write-down, at December 31, 2005, to expected net realizable value of a remote operated vehicle (ROV) owned by the Company. During the three months ended March 31, 2006 this ROV was sold.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2006

6. Changes in shareholder’s equity

	Common Stock		Retained Earnings	Total Stockholder’s Equity
	Shares	Amount
Balance at June 30, 2005	1,001	$410	$22,785,966	$22,786,376
Net earnings	—	—	5,602,123	5,602,123
Redemption of stock	—	—	—	—
Dividends	—	—	(1,720,000)	(1,720,000)

Balance at December 31, 2005	1,001	$410	$26,668,089	$26,668,499

On December 29, 2005, the Company declared a dividend in the amount of $1,720,000 payable on December 30, 2005. The dividend proceeds were used by the Company’s Parent to repay its indebtedness to the Company and to advance funds to other Companies related to the shareholder to enable them to repay their indebtedness to the Company. This series of transactions was recorded by journal entries and cheques were not issued. Accordingly, the dividends and subsequent repayment of receivables have not been reflected in the statements of cash-flows.

7. Segmented information

The Company’s business has historically been primarily comprised of two segments, oil and gas services and construction and maintenance services.

The oil and gas services segment charters vessels to service offshore drilling rigs and production platforms both domestically and internationally. Platform supply vessels transport drill pipe, drilling fluids and construction materials as well as deck cargo, liquid mud, fuel and water. Anchor handling tug supply vessels have powerful engines and deck mounted winches and are capable of towing and positioning offshore drilling rigs, barges and performing general towing services, as well as providing supply vessel services. Standby safety vessels provide a means of evacuation and rescue for platform and rig personnel in the event of an emergency at an offshore installation. Other oil and gas services vessels provide platforms for oil and gas operators to use for services such as subsea pipe lay, accommodations, remote operated vehicles and diving.

The construction and maintenance services segment in the past provided vessel services to customers in the sub-sea telecommunications industry. During fiscal 2005, the Company completed its final contract in the sub-sea telecommunications industry and the vessels were subsequently reassigned to the oil and gas sector. During the quarter ended June 30, 2005, the Company reassessed its basis of segmentation and, commencing with the third quarter of fiscal 2005, eliminated the construction and maintenance segment.

Revenues, expenses and assets not allocated to the oil and gas or construction and maintenance segments have been included in corporate and other.

Geographic segmentation of allocated revenues, property and equipment is based upon the location where services are provided. Unchartered vessels are allocated based upon the location where they are expected to deliver service.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2006

7. Segmented information (continued)

As disclosed in Note 3 to the financial statements, on August 26, 2004 the Company completed a corporate issue of Senior Secured Notes in the amount of $125.0 USD million, and retired all of the Company’s then outstanding long-term debt and capital and vessel operating lease obligations, with the exception of the long-term debt associated with the vessel Bold Endurance.

Accordingly, as all of the Company’s financing, with the exception of the long-term debt associated with the vessel Bold Endurance, and a new facility for the Acadian Sea, is not related to specific vessels, and to conform to the manner in which our chief decision maker reviews, and we manage, our business, management does not allocate interest expense to individual segments.

	Three months ended March 31, 2005
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$17,028,521	$825,522	$639,961	$18,494,004
Interest expense	$—	$—	$4,821,542	$4,821,542
Depreciation and amortization	$3,470,277	$—	$215,610	$3,685,887
Segment earnings (loss) before taxes	$2,018,187	$449,326	$(7,159,803)	$(4,692,290)
Segment capital asset expenditures	$2,418,607	$(5,572)	$—	$2,413,035

	Three months ended March 31, 2006
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$22,115,767	$—	$1,002,107	$23,117,874
Interest expense	$—	$—	$5,889,382	$5,889,382
Depreciation and amortization	$3,974,109	$—	$249,373	$4,223,482
Segment earnings (loss) before taxes	$6,896,635	$—	$(7,756,415)	$(859,780)
Segment assets	$214,384,825	$—	$31,498,111	$245,882,936
Segment capital asset expenditures	$405,344	$—	$—	$405,344

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2006

7. Segmented information (continued)

	Nine months ended March 31, 2005
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$41,216,381	$7,051,092	$2,232,597	$50,500,070
Interest expense	$—	$—	$12,429,798	$12,429,798
Depreciation and amortization	$9,089,454	$703,498	$646,842	$10,439,794
Segment earnings (loss) before taxes	$5,194,632	$5,227,569	$(10,894,570)	$(472,369)
Segment capital asset expenditures	$31,139,020	$—	$163,658	$31,302,678

	Nine months ended March 31, 2006
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$66,924,460	$—	$2,686,144	$69,610,604
Interest expense	$—	$—	$16,631,894	$16,631,894
Depreciation and amortization	$11,474,472	$—	$707,622	$12,182,094
Segment earnings (loss) before taxes	$22,808,879	$—	$(15,785,909)	$7,022,970
Segment assets	$214,384,825	$—	$31,498,111	$245,882,936
Segment capital asset expenditures	$27,175,908	$—	$12,281	$27,188,189

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2006

7. Segmented information (continued)

Geographic information

	Revenues
	Three months ended		Nine months ended
	March 31 2006	March 31 2005	March 31 2006	March 31 2005
Canada	$8,550,666	$8,705,969	$27,381,985	$36,309,649
International	14,567,208	9,788,035	42,228,619	14,190,421

	$23,117,874	$18,494,004	$69,610,604	$50,500,070

			Property and Equipment
			March 31 2006	June 30 2005
Canada			$94,138,475	$107,876,735
International			106,886,621	78,606,729

			$201,025,096	$186,483,464

8. Commitments

On March 10, 2006, the Company signed a Memorandum Of Agreement (MOA) to purchase a Vessel for use in the oil and gas industry. Under the terms of the MOA, the total purchase price of the vessel is US $35.3 million, and at March 31, 2006 the Company had paid a non-refundable deposit in the amount of US $3.5 million (CAD $4.1 million). Under the terms of the MOA, final delivery and payment will be between September 15, 2006 and December 15, 2006.

9. Contingencies

The Company from time to time enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or dispositions. These agreements by their nature may provide for indemnification of counterparties. These indemnification provisions may be in connection with breaches of representation and warranty or with future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration and may extend for an unlimited period of time. Given the nature of such indemnification provisions, the Company is unable to reasonably estimate its total maximum potential liability as certain indemnification provisions do not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

Under the Company’s mutual protection and indemnity (P&I) marine insurance policies, the Company could be liable for additional premiums to cover investment losses and reserve shortfalls. Additional premiums can only be assessed for open policy years. The Company’s P&I insurer closes a policy year three years after the policy year has ended. Policy years subsequent to 2002 are still open, but there have been no additional premiums assessed for these policy years. The Company believes it is unlikely that additional premiums for those policy years will be assessed.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2006

9. Contingencies (continued)

The Company will record a liability for any such additional premiums if and when they are assessed and the amount can be reasonably estimated.

The Company has agreed to indemnify its directors and officers, and particular employees in accordance with the Company’s policies. The Company maintains insurance policies that may provide coverage against certain claims.

10. Discontinued operations

In June 2005, an outside party seeking to acquire the remainder of the Company’s retail/wholesale activities operated under the name Pol-E-Mar approached the Company. A transaction was completed on June 30, 2005 for the acquisition by the third party of the shares of Pol-E-Mar.

The operating results for the above operation have been reclassified to discontinued operations in these financial statements, in the related periods.

11. Other Matters

On September 28, 2005, the Company filed a Form F-1 Registration Statement with the United States Securities and Exchange Commission. Under the terms of this statement, the Company proposes to issue common shares without nominal or par value for a proposed maximum aggregate offering price of US $115.0 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

SECUNDA INTERNATIONAL LIMITED

/s/ P. L. Meier
P. L. Meier
Date: May 18, 2006	Vice President – Finance